Exhibit 99.1

ABILITY INC.

Registrar no.: 303448

To:	The Securities Authority	To:	The Tel Aviv Securities Exchange Ltd.	T077 (Public)	Transmitted on MAGNA:	7/7/2020
	www.isa.gov.il		www.tase.co.il		Reference:

Immediate Report on Holdings of Interested Parties and Senior Officeholder

Regulation 33(c and d) of the Securities Regulations (Periodic and Immediate Reports) 5730-1970

Reference numbers for previous reports on this matter: ________, ________, ________.

Below is the List as of: 30/6/2020

A.	Interested parties in the corporation (including the CEO and directors, including any other employee holding five percent or more of the corporation’s outstanding share capital or voting rights):

		Name, Type and Series of	Number of	Stake %		Stake % (Fully Diluted)
Holder No.	Name of the Holder	Security	Securities	Capital	Vote	Capital	Vote
1	Anatoly Hurgin	Ordinary and Restricted Shares	1,408,926	17.67	17.67	12.58	12.58

2	Anatoly Hurgin	Options	226,426	0		0

3	Anatoly Hurgin	Put Options	58,663	0		0

4	Alexander Aurovsky	Ordinary and Restricted Shares	1,408,926	17.67	17.67	12.58	12.58

5	Alexander Aurovsky	Options	226,426	0		0

6	Alexander Aurovsky	Put Options	58,663	0		0

Total Stake %		Total Stake % (Fully Diluted)
Capital	Vote	Capital	Vote
35.34	35.34	25.16	25.16

B.	Senior Officeholder (excluding the CEO and directors, including any other employee holding five percent or more of the corporation’s outstanding share capital or voting rights):

		Name, Type and Series of	Number of	Stake %		Stake % (Fully Diluted)
Holder No.	Name of the Holder	Security	Securities	Capital	Vote	Capital	Vote
7	Evyatar Cohen	Options	25,000	0	0	0.19	0.19

Total Stake %		Total Stake % (Fully Diluted)
Capital	Vote	Capital	Vote
0	0	0.19	0.19

Explanations:

1.	Other securities, including other securities that are not listed for trading, should also be reported.

2.	If the Interested party holds more than one type of securities in a corporation, the holding stake (including fully diluted) should be noted given all the securities held by him in only one row.

3.	This form should specify the status of the holdings of all Interested parties, including those that did not change their holdings.

4.	In the event that the interested party is a affiliate with a material activity for the corporation’s activity, the holdings shall be split into shares purchased prior to the entry into force of the Companies Law, 1999, which gives equity and voting rights, and shares acquired after its entry into force and are dormant shares.

5.	If the interested party is a corporation, the first name of the ultimate controlling party(s) in that corporation must also be mentioned. There was no controlling stakeholder - the details of its interested parties will be mentioned.

6.	If a senior officeholder holds five percent or more of the outstanding share capital of the corporation or its voting power, its holdings should be listed in the ” interested party” holdings table as set out in section A above.

7.	If the interested party or senior officeholder also holds securities in his affiliate, if its activities are material to the activities of the corporation, details of his holdings will be provided in the “Notes” field that appears in the holder’s details.

1	Held by Anatoly Hurgin

Name of holder in English: Anatoly Hurgin

Holder No. 1

Holder type: Director/CEO

ID no. type: ID no.

Id no.: 306908641

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 1137256

Balance in previous consolidated reporting (amount of securities): 1,408,926

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: _________

2	Held by Anatoly Hurgin

Name of holder in English: Anatoly Hurgin

Holder No. 1

Holder type: Director/CEO

ID no. type: ID no.

Id no.: 306908641

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 1158864

Balance in previous consolidated reporting (amount of securities): 226,426

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: Following the exercise of the Put Options, the total stake will be 12.24% on a fully diluted basis.

3	Held by Anatoly Hurgin

Name of holder in English: Anatoly Hurgin

Holder No. 1

Holder type: Director/CEO

ID no. type: ID no.

Id no.: 306908641

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 00000000

Balance in previous consolidated reporting (amount of securities): 58,663

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: ________

4	Held by Alexander Aurovsky

Name of holder in English: Alexander Aurovsky

Holder No. 2

Holder type: Director/CEO

ID no. type: ID no.

Id no.: 306345687

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 1137256

Balance in previous consolidated reporting (amount of securities): 1,408,926

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: _____________________________

5	Held by Alexander Aurovsky

Name of holder in English: Alexander Aurovsky

Holder No. 2

Holder type: Director/CEO

ID no. type: ID no.

Id no.: 306345687

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 1158872

Balance in previous consolidated reporting (amount of securities): 226,426

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: ______________

6	Held by Alexander Aurovsky

Name of holder in English: Alexander Aurovsky

Holder No. 2

Holder type: Director/CEO

ID no. type: ID no.

Id no.: 306345687

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 00000000

Balance in previous consolidated reporting (amount of securities): 58,663

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: Following the exercise of the Put Options, the total stake will be 12.24% on a fully diluted basis.

7	Held by Evyatar Cohen

Name of holder in English: Evyatar Cohen

Holder No. 3

Holder type: A senior officeholder who is not a CEO or a Director and is not interested party by virtue of his holdings

ID no. type: ID no.

Id no.: 025104464

Controlling shareholder of the holder:

Citizenship/country of incorporation or registration: Private individual with Israeli citizenship

Country of citizenship/incorporation or registration:

Does the holder serve as a representative for the purpose of reporting a number of shareholders who holding with him the Corporate securities: No

Is the holder entitled to report the change in holding incrementally? No

Explanation: The entities required to report any change in holding pursuant to Regulation 33 of the Periodic and Immediate Reporting Regulations are: an interested party who is the corporation, a corporation controlled by the corporation, a controlling or senior officeholder of the corporation.

Are the shares held dormant No

Number of security on stock exchange: 00000000

Balance in previous consolidated reporting (amount of securities): 25,000

Change in the amount of securities: 0

Explanation: If a number decrease is reported, a negative value must be specified, that is, with the “-” sign.

The maximum holding rate of the security holder during the reporting period: %

The minimum holding rate of the security holder during the reporting period: %

Explanation: The maximum and minimum holding rate in the period beginning on the effective date of the previous list report will be provided by each of the members of an institutional reporting group, under the control or management of an interested party, who hold and / or hold securities for the interested party.

Notes: _____________________________

C.	At the date of submission of this report and in accordance with the law, is there a controlling shareholder in the corporation: No

The controlling shareholder is:

1._____________

Controlling shareholder identifying number: ____________

Is control transferred during the period described in the report

Explanation: If the control has been transferred to the reporting corporation, the name of the previous controlling shareholder and its identifying number must be stated.

Details of the Signatories on behalf of the Corporation:

	Name of Signatory	Position
1	Evyatar Cohen	Chief Financial Officer ----------------------------

Explanation: pursuant to Regulation 5 of the Periodic and Immediate Reports Regulations (5730-1970), a report submitted under said regulations must be undersigned by Corporate Signatories. Staff position on this matter may be found on the Authority’s website: click here.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference)

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: 07/07/2020

Abbreviated Name: Ability
Address: 14 Yad Harutsim St., Tel Aviv 6770007, Israel	Telephone: +972-3-687 9777, Fax: +972-3-537 6483
Email: evyatar@profinance.co.il	Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrey  Their Job Title: External Legal Counsel   Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016     Telephone: +972-3-6400600     Fax: +972-3-640 0650     Email: ayanai@barlaw.co.il